Exhibit 99.1

Alibaba Group Announces June Quarter 2024 Results

Hangzhou, China, August 15, 2024 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended June 30, 2024.

“Our results this quarter demonstrated our strategy at work. Our focus on enhancing user experience by offering quality products at attractive prices with great service led to stabilizing market share of Taobao and Tmall Group as we returned the business on the growth trajectory. The cloud business achieved positive revenue growth momentum, driven by public cloud and AI-related product adoption as we continue to invest to maintain our market leadership,” said Eddie Wu, Chief Executive Officer of Alibaba Group.

“In this quarter, we continue to invest for growth in our core businesses while reducing losses in other business units through operating efficiency. We maintained the integrity of our margins and delivered consistent adjusted EBITA. We also returned significant value to shareholders at a pace higher than past quarters, as we made US$5.8 billion of share repurchases that included a concurrent repurchase of shares in connection with our convertible notes offering. This transaction underscores our confidence in our business outlook,” said Toby Xu, Chief Financial Officer of Alibaba Group.

BUSINESS HIGHLIGHTS

In the quarter ended June 30, 2024:

•	Revenue was RMB243,236 million (US$33,470 million), an increase of 4% year-over-year.

•	Income from operations was RMB35,989 million (US$4,952 million), a decrease of 15% or RMB6,501 million year-over-year, primarily due to a reversal of share-based compensation expense of RMB6,901 million during the same quarter in the prior year, as discussed in “June Quarter Other Financial Results” below. We excluded non-cash share-based compensation expense from our non-GAAP measurements. Adjusted EBITA, a non-GAAP measurement, decreased 1% year-over-year to RMB45,035 million (US$6,197 million).

•	Net income attributable to ordinary shareholders was RMB24,269 million (US$3,340 million). Net income was RMB24,022 million (US$3,306 million), a decrease of 27% year-over-year, primarily due to a decrease in income from operations and the increase in impairment of our investments, partly offset by the mark-to-market changes from our equity investments. Non-GAAP net income in the quarter ended June 30, 2024 was RMB40,691 million (US$5,599 million), a decrease of 9% compared to RMB44,922 million in the same quarter of 2023.

•	Diluted earnings per ADS was RMB9.89 (US$1.36). Diluted earnings per share was RMB1.24 (US$0.17 or HK$1.36). Non-GAAP diluted earnings per ADS was RMB16.44 (US$2.26), a decrease of 5% year-over-year. Non-GAAP diluted earnings per share was RMB2.05 (US$0.28 or HK$2.25), a decrease of 5% year-over-year.

•	Net cash provided by operating activities was RMB33,636 million (US$4,628 million), a decrease of 26% compared to RMB45,306 million in the same quarter of 2023. Free cash flow, a non-GAAP measurement of liquidity, was RMB17,372 million (US$2,390 million), a decrease of 56% compared to RMB39,089 million in the same quarter of 2023. The decrease in free cash flow mainly reflected the increase in expenditure related to our investments in Alibaba Cloud infrastructure and other working capital changes related to factors including our planned reduction of direct sales businesses.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Taobao and Tmall Group

We increased investment in strategic initiatives such as price-competitive products, customer service, membership program benefits and technology, with the aim to enhance user experience. These efforts led to better consumer retention, increased purchase frequency, and positive feedback regarding the overall shopping experience.

We improved matching of products with user needs and conversion of user traffic to purchases through investments in technology such as recommendation and matching algorithms, as well as increasing price-competitive offerings through diversification of suppliers. In April, we launched our new AI-powered platform-wide marketing tool, Quanzhantui, which features automated bidding, optimized targeting and performance dashboard visualization. This new product aims at increasing merchants’ marketing spending and improving their marketing efficiency, and we have observed steady increase in merchant adoption.

During the quarter, we achieved high-single-digit online GMV growth and double-digit order growth year-over-year, driven by increase in the number of purchasers and purchase frequency. In particular, we had a successful 6.18 Shopping Festival, which delivered strong online GMV growth year-over-year, as we implemented user-friendly promotion mechanisms and increased mindshare for being a comprehensive and price-competitive shopping destination.

The number of 88VIP members continued to increase by double-digits year-over-year, surpassing 42 million during the quarter. We aim to enlarge our pool of premium shoppers by continuing increasing the subscription of 88VIP membership and enhancing their purchase willingness through improved benefits and services.

Cloud Intelligence Group

For the quarter ended June 30, 2024, revenue from Cloud Intelligence Group was RMB26,549 million (US$3,653 million), a growth of 6% year-over-year.

During this quarter, overall revenue excluding Alibaba-consolidated subsidiaries grew over 6% year-over-year, driven by double-digit public cloud growth and increasing adoption of AI-related products. AI-related product revenue continued to grow at triple-digits year-over-year. We will continue to invest in customers and technology, particularly in AI infrastructure, to increase cloud adoption for AI and maintain our market leadership.

Alibaba Cloud has gained notable recognition as the cloud service provider of choice in China for AI training and applications. According to the recently released 2024 Gartner® “Magic Quadrant™ for Data Science and Machine Learning Platforms” report, Alibaba Cloud has been mentioned as the only Asia-based cloud service provider among global players.

Our ongoing commitment to open-source development has led to widespread recognition of our Qwen 2.0 series of large language models among global developers. Qwen 2.0 demonstrates substantial performance improvements across areas such as reasoning, code generation and mathematics, while enhancing safety features and expanding to support 27 languages. The number of paying users using Alibaba Cloud’s AI platform (百炼) increased by over 200% quarter-over-quarter.

During the Paris 2024 Olympics, Alibaba Cloud’s technology, which enables remote video production and transmission through cloud infrastructure, overtook satellite as the primary means of broadcast for the first time in Olympics history. Two-thirds of national broadcasters used live signals transmitted by Alibaba Cloud in real-time around the world, reaching billions of viewers. Alibaba Cloud also hosted more than 11,000 hours of Olympic Broadcasting Services-produced games related video content used by the broadcasters. Additionally, this is the first Olympic Games to extensively use AI, with Alibaba Cloud’s AI technology deployed in 14 Olympic venues to generate high-fidelity 360-degree replays in real-time.

Alibaba International Digital Commerce Group (“AIDC”)

For the quarter ended June 30, 2024, revenue from AIDC grew 32% year-over-year to RMB29,293 million (US$4,031 million). The strong performance was driven by growth of cross-border businesses, in particular the Choice business on AliExpress. During this quarter, our AliExpress and Trendyol platforms stepped up investments in initiatives to increase mindshare in select markets in Europe and the Gulf region. In addition, we continued our efforts to improve efficiency of our operations and investment.

The AliExpress platform expanded its supplier base and now includes local merchants to enrich its product offerings and better meet the needs of local consumers. During the quarter, AliExpress and Magazine Luiza (“Magalu”), a leading retailer in Brazil, entered into a partnership in which Magalu will open and operate a storefront on AliExpress and vice versa. In addition, during this quarter, the unit economics of the Choice business improved significantly on a sequential basis.

Cainiao Smart Logistics Network Limited (“Cainiao”)

For the quarter ended June 30, 2024, revenue from Cainiao grew 16% year-over-year to RMB26,811 million (US$3,689 million), primarily driven by increase in revenue from cross-border fulfillment solutions.

We continue to drive synergies between Cainiao and our cross-border e-commerce business, as Cainiao executes its strategy to strengthen its end-to-end capabilities through developing a highly-digitalized global logistics network.

Local Services Group

For the quarter ended June 30, 2024, revenue from Local Services Group grew by 12% year-over-year to RMB16,229 million (US$2,233 million), driven by order growth of both Amap and Ele.me, as well as revenue growth from marketing services. For this quarter, Local Services Group’s losses narrowed significantly on a year-over-year basis due to improving operating efficiency and increasing scale.

Digital Media and Entertainment Group

During the quarter ended June 30, 2024, revenue of Digital Media and Entertainment Group was RMB5,581 million (US$768 million), an increase of 4% year-over-year, primarily driven by GMV and revenue growth of its online ticketing platform for live events.

ESG Updates

In July, we published our 2024 Environmental, Social and Governance Report. The report provides updates on our key ESG strategic dimensions, including progress and performance in key initiatives such as our carbon neutrality pledges. The full version of the report is available on our official website.

Share Repurchases

During the quarter ended June 30, 2024, we repurchased a total of 613 million ordinary shares (equivalent to 77 million ADSs) for a total of US$5.8 billion, including the repurchase of approximately US$1.2 billion of ADSs through privately negotiated transactions concurrently with the issuance of our convertible notes on May 23, 2024.

As of June 30, 2024, we had 19,024 million ordinary shares (equivalent to 2,378 million ADSs) outstanding, a net decrease of 445 million ordinary shares compared to March 31, 2024, or a 2.3% net reduction in our outstanding shares after accounting for shares issued under our ESOP.

JUNE QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended June 30,
	2023	2024		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages and per share amounts)
Revenue	234,156	243,236	33,470	4%
Income from operations	42,490	35,989	4,952	(15	)%(2)
Operating margin	18%	15%
Adjusted EBITDA(1)	52,052	51,161	7,040	(2	)%(3)
Adjusted EBITDA margin(1)	22%	21%
Adjusted EBITA(1)	45,371	45,035	6,197	(1	)%(3)
Adjusted EBITA margin(1)	19%	19%

Net income	33,000	24,022	3,306	(27	)%(4)
Net income attributable to ordinary shareholders	34,332	24,269	3,340	(29	)%(4)
Non-GAAP net income(1)	44,922	40,691	5,599	(9	)%(4)

Diluted earnings per share(5)	1.66	1.24	0.17	(26	)%(4)(6)
Diluted earnings per ADS(5)	13.30	9.89	1.36	(26	)%(4)(6)
Non-GAAP diluted earnings per share(1) (5)	2.17	2.05	0.28	(5	)%(4)(6)
Non-GAAP diluted earnings per ADS(1) (5)	17.37	16.44	2.26	(5	)%(4)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year decrease was primarily due to a reversal of share-based compensation expense of RMB6,901 million during the quarter ended June 30, 2023, as discussed in “June Quarter Other Financial Results” below.

(3)	The year-over-year decreases were primarily attributable to the increase in investments in our e-commerce businesses, partly offset by improved operating efficiency.

(4)	The year-over-year decreases were primarily due to a decrease in income from operations and the increase in impairment of our investments, partly offset by the mark-to-market changes from our equity investments, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

JUNE QUARTER SEGMENT RESULTS

Revenue for the quarter ended June 30, 2024 was RMB243,236 million (US$33,470 million), an increase of 4% year-over-year compared to RMB234,156 million in the same quarter of 2023.

The following table sets forth a breakdown of our revenue by segment for the periods indicated(1):

	Three months ended June 30,
	2023	2024		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	79,661	80,115	11,024	1%
- Direct sales and others(2)	30,167	27,306	3,758	(9)%
	109,828	107,421	14,782	(2)%
China commerce wholesale	5,125	5,952	819	16%
Total Taobao and Tmall Group	114,953	113,373	15,601	(1)%

Cloud Intelligence Group	25,065	26,549	3,653	6%

Alibaba International Digital Commerce Group:
International commerce retail	17,138	23,691	3,260	38%
International commerce wholesale	4,985	5,602	771	12%
Total Alibaba International Digital Commerce Group	22,123	29,293	4,031	32%

Cainiao Smart Logistics Network Limited	23,164	26,811	3,689	16%
Local Services Group	14,450	16,229	2,233	12%
Digital Media and Entertainment Group	5,381	5,581	768	4%
All others(3)	45,798	47,001	6,468	3%
Total segment revenue	250,934	264,837	36,443	6%
Unallocated	249	419	58
Inter-segment elimination	(17,027)	(22,020)	(3,031)
Consolidated revenue	234,156	243,236	33,470	4%

(1)	Starting from the quarter ended September 30, 2023, we reclassified the revenue of our DingTalk business, which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.

(3)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses. The majority of revenue within All others consists of direct sales revenue, which is recorded on a gross basis.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated(1):

	Three months ended June 30,
	2023	2024		YoY %
	RMB	RMB	US$	Change(4)

	(in millions, except percentages)
Taobao and Tmall Group	49,319	48,810	6,716	(1)%
Cloud Intelligence Group	916	2,337	322	155%
Alibaba International Digital Commerce Group	(420)	(3,706)	(510)	(782)%
Cainiao Smart Logistics Network Limited	877	618	85	(30)%
Local Services Group	(1,982)	(386)	(53)	81%
Digital Media and Entertainment Group	63	(103)	(14)	N/A
All others(2)	(1,733)	(1,263)	(174)	27%
Total segment adjusted EBITA	47,040	46,307	6,372	(2)%
Unallocated(3)	(1,463)	(871)	(120)
Inter-segment elimination	(206)	(401)	(55)
Consolidated adjusted EBITA	45,371	45,035	6,197	(1)%
Less: Non-cash share-based compensation expense	1,629	(4,109)	(565)
Less: Amortization and impairment of intangible assets	(2,479)	(1,792)	(247)
Less: Impairment of goodwill	(2,031)	–	–
Less: Provision for the shareholder class action lawsuits	–	(3,145)	(433)
Income from operations	42,490	35,989	4,952	(15)%

(1)	Starting from the quarter ended September 30, 2023, we reclassified the results of our DingTalk business, which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses.

(3)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(4)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the quarter ended June 30, 2024 was RMB107,421 million (US$14,782 million), a decrease of 2% compared to RMB109,828 million in the same quarter of 2023 due to the 9% decrease in direct sales revenue described below.

Customer management revenue increased by 1% year-over-year, primarily due to a high-single-digit year-over-year growth in online GMV, partly offset by a decline in take rate. The year-over-year decrease in take rate was primarily due to increasing proportion of GMV generated from new models that currently have lower monetization rates.

Direct sales and others revenue under China commerce retail business in the quarter ended June 30, 2024 was RMB27,306 million (US$3,758 million), a decrease of 9% compared to RMB30,167 million in the same quarter of 2023, primarily attributable to the decline in sales of consumer electronics and appliances due to our planned reduction of certain direct sales businesses, partly offset by the increase in sales of groceries.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended June 30, 2024 was RMB5,952 million (US$819 million), an increase of 16% compared to RMB5,125 million in the same quarter of 2023, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA decreased by 1% to RMB48,810 million (US$6,716 million) in the quarter ended June 30, 2024, compared to RMB49,319 million in the same quarter of 2023, primarily due to the increase in investments in user experience (which resulted in enhanced consumer retention and increased purchase frequency) and technology infrastructure, partly offset by the narrowing losses in certain businesses.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB26,549 million (US$3,653 million) in the quarter ended June 30, 2024, an increase of 6% compared to RMB25,065 million in the same quarter of 2023. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 6% year-over-year, mainly driven by the double-digit revenue growth of public cloud products including AI-related products, partly offset by the decrease in non-public cloud revenue as we transition away from the low-margin project-based revenues to focus on high-quality revenues.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 155% to RMB2,337 million (US$322 million) in the quarter ended June 30, 2024, compared to RMB916 million in the same quarter of 2023, primarily due to improving product mix through our focus on public cloud adoption and operating efficiency, partly offset by the increasing investments in customers and technology.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended June 30, 2024 was RMB23,691 million (US$3,260 million), an increase of 38% compared to RMB17,138 million in the same quarter of 2023, primarily driven by order growth from AliExpress’ Choice, as well as improvements in monetization. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended June 30, 2024 was RMB5,602 million (US$771 million), an increase of 12% compared to RMB4,985 million in the same quarter of 2023, primarily due to an increase in revenue generated by cross-border-related value-added services.

(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB3,706 million (US$510 million) in the quarter ended June 30, 2024, compared to a loss of RMB420 million in the same quarter of 2023, primarily due to the increase in investments in AliExpress and Trendyol’s cross-border businesses, partly offset by Lazada’s significant reduction in operating loss from improvements in its monetization and operating efficiency.

Cainiao Smart Logistics Network Limited

(i)	Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB26,811 million (US$3,689 million) in the quarter ended June 30, 2024, an increase of 16% compared to RMB23,164 million in the same quarter of 2023, primarily driven by the increase in revenue from cross-border fulfillment solutions.

(ii)	Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA decreased by 30% to RMB618 million (US$85 million) in the quarter ended June 30, 2024, compared to RMB877 million in the same quarter of 2023, primarily due to increased investments in cross-border fulfillment solutions, partly offset by improved operating efficiency.

Local Services Group

(i)	Segment revenue

Revenue from Local Services Group was RMB16,229 million (US$2,233 million) in the quarter ended June 30, 2024, an increase of 12% compared to RMB14,450 million in the same quarter of 2023, driven by the order growth of both Amap and Ele.me, as well as revenue growth from marketing services.

(ii)	Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB386 million (US$53 million) in the quarter ended June 30, 2024, compared to a loss of RMB1,982 million in the same quarter of 2023, primarily due to improving operating efficiency and increasing scale.

Digital Media and Entertainment Group

(i)	Segment revenue

Revenue from Digital Media and Entertainment Group was RMB5,581 million (US$768 million) in the quarter ended June 30, 2024, an increase of 4% compared to RMB5,381 million in the same quarter of 2023.

(ii)	Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in the quarter ended June 30, 2024 was a loss of RMB103 million (US$14 million), compared to a profit of RMB63 million in the same quarter of 2023.

All Others

(i)	Segment revenue

Revenue from All others segment was RMB47,001 million (US$6,468 million) in the quarter ended June 30, 2024, an increase of 3% compared to RMB45,798 million in the same quarter of 2023, primarily due to the increase in revenue from Freshippo, Alibaba Health and Intelligent Information Platform, partly offset by the decrease in revenue from Lingxi Games and Sun Art.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in the quarter ended June 30, 2024 was a loss of RMB1,263 million (US$174 million), compared to a loss of RMB1,733 million in the same quarter of 2023, primarily due to improved operating results from Sun Art, Freshippo, Alibaba Health and Lingxi Games, partly offset by increased investment in technology businesses.

JUNE QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Three months ended June 30,					% of
	2023		2024			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	142,347	60.8%	146,106	20,105	60.1%	(0.7)%
Product development expenses	10,465	4.5%	13,373	1,840	5.5%	1.0%
Sales and marketing expenses	27,047	11.6%	32,696	4,499	13.4%	1.8%
General and administrative expenses	7,297	3.1%	13,280	1,827	5.5%	2.4%
Amortization and impairment of intangible assets	2,479	1.1%	1,792	247	0.7%	(0.4)%
Impairment of goodwill	2,031	0.9%	–	–	–	(0.9)%
Total costs and expenses	191,666		207,247	28,518

Share-based compensation expense:
Cost of revenue	(307)	(0.1)%	586	80	0.2%	0.3%
Product development expenses	(242)	(0.1)%	1,803	248	0.7%	0.8%
Sales and marketing expenses	(125)	(0.1)%	399	55	0.2%	0.3%
General and administrative expenses	(955)	(0.4)%	1,343	185	0.6%	1.0%
Total share-based compensation expense	(1,629)		4,131	568

Costs and expenses excluding share-based compensation expense:
Cost of revenue	142,654	60.9%	145,520	20,025	59.8%	(1.1)%
Product development expenses	10,707	4.6%	11,570	1,592	4.8%	0.2%
Sales and marketing expenses	27,172	11.6%	32,297	4,444	13.3%	1.7%
General and administrative expenses	8,252	3.5%	11,937	1,642	4.9%	1.4%
Amortization and impairment of intangible assets	2,479	1.1%	1,792	247	0.7%	(0.4)%
Impairment of goodwill	2,031	0.9%	–	–	–	(0.9)%
Total costs and expenses excluding share-based compensation expense	193,295		203,116	27,950

Cost of revenue – Cost of revenue in the quarter ended June 30, 2024 was RMB146,106 million (US$20,105 million), or 60.1% of revenue, compared to RMB142,347 million, or 60.8% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 60.9% in the quarter ended June 30, 2023 to 59.8% in the quarter ended June 30, 2024.

Product development expenses – Product development expenses in the quarter ended June 30, 2024 were RMB13,373 million (US$1,840 million), or 5.5% of revenue, compared to RMB10,465 million, or 4.5% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 4.6% in the quarter ended June 30, 2023 to 4.8% in the quarter ended June 30, 2024.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended June 30, 2024 were RMB32,696 million (US$4,499 million), or 13.4% of revenue, compared to RMB27,047 million, or 11.6% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 11.6% in the quarter ended June 30, 2023 to 13.3% in the quarter ended June 30, 2024, primarily due to our increased investments in e-commerce businesses.

General and administrative expenses – General and administrative expenses in the quarter ended June 30, 2024 were RMB13,280 million (US$1,827 million), or 5.5% of revenue, compared to RMB7,297 million, or 3.1% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 3.5% in the quarter ended June 30, 2023 to 4.9% in the quarter ended June 30, 2024, primarily due to a one-time provision for the previously disclosed shareholder class action lawsuits of RMB3,145 million (US$433 million) during the quarter.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended June 30, 2024 was RMB4,131 million (US$568 million), compared to a net reversal of RMB1,629 million in the same quarter of 2023.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended June 30,
	2023	2024		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	4,267	3,091	425	(28)%
Ant Group share-based awards(2)	(6,834)	(27)	(4)	(100)%
Others(3)	938	1,067	147	14%
Total share-based compensation expense	(1,629)	4,131	568	N/A

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)	This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the quarter ended June 30, 2024 compared to the same quarter of 2023. This decrease was primarily due to the general decrease in the average fair market value and number of the awards granted.

Share-based compensation expense related to Ant Group share-based awards was a net reversal for the quarter ended June 30, 2023 because we made a mark-to-market adjustment during the quarter relating to Ant Group share-based awards granted to our employees, reflecting a decrease in the value of Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the quarter ended June 30, 2024 was RMB1,792 million (US$247 million), a decrease of 28% from RMB2,479 million in the same quarter of 2023.

Impairment of goodwill – Impairment of goodwill of RMB2,031 million was recorded in the quarter ended June 30, 2023 because the carrying value of a reporting unit within All others segment exceeded its fair value.

Income from operations and operating margin

Income from operations in the quarter ended June 30, 2024 was RMB35,989 million (US$4,952 million), or 15% of revenue, a decrease of 15% compared to RMB42,490 million, or 18% of revenue, in the same quarter of 2023, primarily due to the reversal of share-based compensation expense of RMB6,901 million during the quarter ended June 30, 2023 in relation to the mark-to-market adjustment of Ant Group share-based awards granted to our employees.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 2% year-over-year to RMB51,161 million (US$7,040 million) in the quarter ended June 30, 2024, compared to RMB52,052 million in the same quarter of 2023. Adjusted EBITA decreased 1% year-over-year to RMB45,035 million (US$6,197 million) in the quarter ended June 30, 2024, compared to RMB45,371 million in the same quarter of 2023, primarily attributable to the increase in investments in our e-commerce businesses, partly offset by improved operating efficiency. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “June Quarter Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended June 30, 2024 was a loss of RMB1,478 million (US$203 million), compared to a loss of RMB5,898 million in the same quarter of 2023, primarily due to a decrease in net loss from our investments in publicly-traded companies as a result of mark-to-market changes.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended June 30, 2024 was RMB257 million (US$35 million), a decrease of 81% compared to RMB1,364 million in the same quarter of 2023.

Income tax expenses

Income tax expenses in the quarter ended June 30, 2024 were RMB10,063 million (US$1,384 million), compared to RMB6,022 million in the same quarter of 2023.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended June 30, 2024 was RMB1,505 million (US$207 million), a decrease of 47% compared to RMB2,850 million in the same quarter of 2023. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Three months ended June 30,
	2023	2024
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	4,364	3,917	539
- Others	(502)	(588)	(81)
Impairment loss	(12)	(2,157)	(297)
Others(1)	(1,000)	333	46
Total	2,850	1,505	207

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. We recorded an impairment loss of RMB2,157 million (US$297 million) in this quarter with respect to equity method investees, primarily due to a prolonged decline in the public market value of an equity method investee against its carrying value.

Net income and Non-GAAP net income

Our net income in the quarter ended June 30, 2024 was RMB24,022 million (US$3,306 million), compared to RMB33,000 million in the same quarter of 2023, primarily due to a decrease in income from operations, and the increase in impairment of our investments, partly offset by the mark-to-market changes from our equity investments.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in the quarter ended June 30, 2024 was RMB40,691 million (US$5,599 million), a decrease of 9% compared to RMB44,922 million in the same quarter of 2023. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended June 30, 2024 was RMB24,269 million (US$3,340 million), compared to RMB34,332 million in the same quarter of 2023, primarily due to a decrease in income from operations, and the increase in impairment of our investments, partly offset by the mark-to-market changes from our equity investments.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended June 30, 2024 was RMB9.89 (US$1.36), compared to RMB13.30 in the same quarter of 2023. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in the quarter ended June 30, 2024 was RMB16.44 (US$2.26), a decrease of 5% compared to RMB17.37 in the same quarter of 2023.

Diluted earnings per share in the quarter ended June 30, 2024 was RMB1.24 (US$0.17 or HK$1.36), compared to RMB1.66 in the same quarter of 2023. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in the quarter ended June 30, 2024 was RMB2.05 (US$0.28 or HK$2.25), a decrease of 5% compared to RMB2.17 in the same quarter of 2023.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of June 30, 2024, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, were RMB613,678 million (US$84,445 million), compared to RMB617,230 million as of March 31, 2024. Other treasury investments consist of fixed deposits, certificate of deposits and marketable debt securities with original maturities over one year for treasury purposes. The decrease in cash and cash equivalents, short-term investments and other treasury investments during the quarter ended June 30, 2024 was primarily due to cash used in repurchase of ordinary shares of RMB42,695 million (US$5,875 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB8,337 million (US$1,147 million), partly offset by free cash flow generated from operations of RMB17,372 million (US$2,390 million) and the net proceeds from the issuance of convertible unsecured senior notes and the purchase of capped call of RMB31,065 million (US$4,275 million).

Net cash provided by operating activities and free cash flow

During the quarter ended June 30, 2024, net cash provided by operating activities was RMB33,636 million (US$4,628 million), a decrease of 26% compared to RMB45,306 million in the same quarter of 2023. Free cash flow, a non-GAAP measurement of liquidity, was RMB17,372 million (US$2,390 million), a decrease of 56% compared to RMB39,089 million in the same quarter of 2023. The year-over-year decrease mainly reflected the increase in expenditure related to our investments in Alibaba Cloud infrastructure and other working capital changes related to factors including our planned reduction of direct sales businesses. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended June 30, 2024, net cash used in investing activities of RMB35,829 million (US$4,930 million) primarily reflected (i) an increase in other treasury investments by RMB112,148 million (US$15,432 million), (ii) capital expenditure of RMB12,094 million (US$1,664 million), and (iii) cash outflow of RMB1,769 million (US$243 million) for investment and acquisition activities. These cash outflows were partly offset by a decrease in short-term investments by RMB87,417 million (US$12,029 million) and cash inflow of RMB2,496 million (US$343 million) from disposal of investments.

Net cash used in financing activities

During the quarter ended June 30, 2024, net cash used in financing activities of RMB19,582 million (US$2,695 million) primarily reflected cash used in repurchase of ordinary shares of RMB42,695 million (US$5,875 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB8,337 million (US$1,147 million), partly offset by the net proceeds from the issuance of convertible unsecured senior notes and the purchase of capped call of RMB31,065 million (US$4,275 million).

Employees

As of June 30, 2024, we had a total of 198,162 employees, compared to 204,891 as of March 31, 2024.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on Thursday, August 15, 2024.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10040376-uTdhw.html

Chinese: https://s1.c-conf.com/diamondpass/10040377-puyhg.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en-US/ir-financial-reports-quarterly-results. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10040376; Chinese conference PIN 10040377).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en-US/investor-relations on August 15, 2024 to view the earnings release and accompanying slides prior to the conference call.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Investor Relations Contact

Rob Lin

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.2672 to US$1.00, the exchange rate on June 28, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.91268 to HK$1.00, the middle rate on June 28, 2024 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In particular, the settlement in principle of our shareholder class action lawsuits is subject to various conditions, including completion of confirmatory discovery, negotiation and execution of the full settlement agreement and approval by the court. In addition, statements that are not historical facts, including statements about Alibaba Group’s new organizational and governance structure, Alibaba’s plan to convert to primary listing in Hong Kong, Alibaba’s strategies and business and operational plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business, revenue and return on investments, share repurchases and the business outlook and quotations from management in this announcement, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: Alibaba’s corporate structure, including the VIE structure it uses to operate certain businesses in the PRC; the implementation of Alibaba Group’s new organizational and governance structure; Alibaba’s ability to maintain the trusted status of its ecosystem; Alibaba’s ability to compete, innovate and maintain or grow its business, including expanding its international and cross-border businesses and operations and managing a large and complex organization; risks associated with sustained investments in Alibaba’s businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; risks associated with Alibaba’s acquisitions, investments and alliances; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of privacy and data protection and cybersecurity, anti-monopoly and anti-unfair competition, content regulation, consumer protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks; Alibaba’s plan to convert to primary listing in Hong Kong; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income, net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income, net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,
	2023	2024
	RMB	RMB	US$

	(in millions, except per share data)
Revenue	234,156	243,236	33,470
Cost of revenue	(142,347)	(146,106)	(20,105)
Product development expenses	(10,465)	(13,373)	(1,840)
Sales and marketing expenses	(27,047)	(32,696)	(4,499)
General and administrative expenses	(7,297)	(13,280)	(1,827)
Amortization and impairment of intangible assets	(2,479)	(1,792)	(247)
Impairment of goodwill	(2,031)	–	–

Income from operations	42,490	35,989	4,952
Interest and investment income, net	(5,898)	(1,478)	(203)
Interest expense	(1,784)	(2,188)	(301)
Other income, net	1,364	257	35

Income before income tax and share of results of equity method investees	36,172	32,580	4,483
Income tax expenses	(6,022)	(10,063)	(1,384)
Share of results of equity method investees	2,850	1,505	207

Net income	33,000	24,022	3,306
Net loss attributable to noncontrolling interests	1,242	368	50

Net income attributable to Alibaba Group Holding Limited	34,242	24,390	3,356

Accretion of mezzanine equity	90	(121)	(16)
Net income attributable to ordinary shareholders	34,332	24,269	3,340

Earnings per share attributable to ordinary shareholders(1)
Basic	1.68	1.26	0.17
Diluted	1.66	1.24	0.17

Earnings per ADS attributable to ordinary shareholders(1)
Basic	13.40	10.04	1.38
Diluted	13.30	9.89	1.36

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	20,493	19,329
Diluted	20,608	19,595

(1)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2024	2024
	RMB	RMB	US$

		(in millions)
Assets
Current assets:
Cash and cash equivalents	248,125	219,167	30,158
Short-term investments	262,955	176,030	24,223
Restricted cash and escrow receivables	38,299	46,141	6,349
Equity securities and other investments	59,949	53,727	7,393
Prepayments, receivables and other assets	143,536	158,625	21,828
Total current assets	752,864	653,690	89,951

Equity securities and other investments	220,942	330,935	45,538
Prepayments, receivables and other assets	116,102	117,340	16,146
Investment in equity method investees	203,131	203,873	28,054
Property and equipment, net	185,161	194,222	26,726
Intangible assets, net	26,950	25,272	3,478
Goodwill	259,679	259,722	35,739
Total assets	1,764,829	1,785,054	245,632

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	12,749	13,567	1,867
Current unsecured senior notes	16,252	16,343	2,249
Income tax payable	9,068	6,868	945
Accrued expenses, accounts payable and other liabilities	297,883	339,279	46,686
Merchant deposits	12,737	12,449	1,713
Deferred revenue and customer advances	72,818	74,384	10,236
Total current liabilities	421,507	462,890	63,696

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of June 30,
	2024	2024
	RMB	RMB	US$

		(in millions)
Deferred revenue	4,069	4,313	593
Deferred tax liabilities	53,012	54,279	7,469
Non-current bank borrowings	55,686	55,631	7,655
Non-current unsecured senior notes	86,089	86,574	11,913
Non-current convertible unsecured senior notes	–	35,822	4,929
Other liabilities	31,867	32,185	4,429
Total liabilities	652,230	731,694	100,684

Commitments and contingencies

Mezzanine equity	10,728	10,903	1,501

Shareholders’ equity:
Ordinary shares	1	1	–
Additional paid-in capital	397,999	381,469	52,492
Treasury shares at cost	(27,684)	(27,687)	(3,810)
Statutory reserves	14,733	15,056	2,072
Accumulated other comprehensive income	3,598	4,446	612
Retained earnings	597,897	564,740	77,711

Total shareholders’ equity	986,544	938,025	129,077
Noncontrolling interests	115,327	104,432	14,370

Total equity	1,101,871	1,042,457	143,447

Total liabilities, mezzanine equity and equity	1,764,829	1,785,054	245,632

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2023	2024
	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	45,306	33,636	4,628
Net cash provided by (used in) investing activities	12,595	(35,829)	(4,930)
Net cash used in financing activities	(24,636)	(19,582)	(2,695)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	4,319	659	91

Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	37,584	(21,116)	(2,906)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	229,510	286,424	39,413

Cash and cash equivalents, restricted cash and escrow receivables at end of period	267,094	265,308	36,507

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2023	2024
	RMB	RMB	US$

	(in millions)
Net income	33,000	24,022	3,306
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	5,898	1,478	203
Interest expense	1,784	2,188	301
Other income, net	(1,364)	(257)	(35)
Income tax expenses	6,022	10,063	1,384
Share of results of equity method investees	(2,850)	(1,505)	(207)
Income from operations	42,490	35,989	4,952
Non-cash share-based compensation expense	(1,629)	4,109	565
Amortization and impairment of intangible assets	2,479	1,792	247
Impairment of goodwill	2,031	–	–
Provision for the shareholder class action lawsuits	–	3,145	433
Adjusted EBITA	45,371	45,035	6,197
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	6,681	6,126	843
Adjusted EBITDA	52,052	51,161	7,040

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2023	2024
	RMB	RMB	US$

	(in millions)
Net income	33,000	24,022	3,306
Adjustments to reconcile net income to non-GAAP net income:
Non-cash share-based compensation expense	(1,629)	4,109	565
Amortization and impairment of intangible assets	2,479	1,792	247
Provision for the shareholder class action lawsuits	–	3,145	433
Loss on deemed disposals/disposals/revaluation of investments	9,038	4,581	630
Impairment of goodwill and investments, and others	4,269	4,311	593
Tax effects (1)	(2,235)	(1,269)	(175)

Non-GAAP net income	44,922	40,691	5,599

(1)	Tax effects primarily comprise tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended June 30,
	2023	2024
	RMB	RMB	US$

	(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	34,332	24,269	3,340
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(68)	(75)	(10)
Adjustments for interest expense attributable to convertible unsecured senior notes	–	26	4
Net income attributable to ordinary shareholders – diluted	34,264	24,220	3,334
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	10,471	16,045	2,207

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	44,735	40,265	5,541

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	20,608	19,595

Diluted earnings per share(2)(3)	1.66	1.24	0.17

Non-GAAP diluted earnings per share(2)(4)	2.17	2.05	0.28

Diluted earnings per ADS(2)(3)	13.30	9.89	1.36

Non-GAAP diluted earnings per ADS(2)(4)	17.37	16.44	2.26

(1)	See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)	Each ADS represents eight ordinary shares.

(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2023	2024
	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	45,306	33,636	4,628
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(6,007)	(11,939)	(1,643)
Less: Changes in the buyer protection fund deposits	(210)	(4,325)	(595)

Free cash flow	39,089	17,372	2,390